Exhibit 99.1

Contact for Media and Investors:

Juliet Yang

NetEase, Inc.

hzyangyy@corp.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Second Quarter 2016 Unaudited Financial Results

(Beijing - August 17, 2016) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2016.

“Our outstanding second quarter results reflect NetEase’s leadership in China’s dynamic online games industry where we continue to introduce premium game content, innovative technology and effective marketing strategies,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our total second quarter net revenues grew 96.0% compared with the second quarter of 2015, with each business segment posting impressive year-over-year improvement, including increases of 76.0% in online game services, 24.2% in advertising services, and 310.6% in our e-mail, e-commerce and others business.”

“As we focus on delivering the highest quality games and unmatched user experiences, we also move the industry forward by exploring new technologies such as virtual reality and augmented reality and developing content for a variety of genres.”

“Our business and the overall online games industry are being driven by the popularity and demand for mobile games. We are well positioned to exploit this trend with a mobile game portfolio that now includes more than 100 titles. In the second quarter, we launched the mobile version of New Ghost, which ranked as a top 10 grossing title on China’s iOS app store, and Fantasy Westward Journey: Warriors and Raven, Korea’s top ARPG, also quickly attracted large audiences following their introductions in the second quarter. Two of our best-selling mobile games, the Fantasy Westward Journey and Westward Journey mobile games, maintained their popularity on China’s iOS app store throughout the second quarter. Our other mobile games, such as Invincible and Kai-ri-sei Million Arthur, also made solid contributions to our second quarter year-over-year growth.”

“In addition to the launch of the well-received 3D Tianxia III mobile on July 29, our new mobile game releases planned for the next several months include the 3D RPG Onmyoji, Audition Mobile, the mobile version of a popular dancing game, and HIT, a breathtaking ARPG.”

“We launched several new expansion packs and new versions for a number of our highly popular PC-client games in the second quarter including New Ghost, Tianxia III, Demon Seals, Kung Fu Master II and Revelation, which gained players’ attention. New expansion packs for Fantasy Westward Journey II, New Westward Journey Online II, New Westward Journey Online III and Heroes of Tang Dynasty Zero were also released more recently. The new expansion packs for Revelation and New Ghost will be released on August 18 and August 19, respectively. We also look forward to preparing for the first closed beta testing of our real-time action tactic thriller War Rage. I am also pleased with the ongoing development of the Chinese version of Minecraft. Our cooperation with Microsoft and Mojang AB, the creator of Minecraft, reflects NetEase’s deep understanding of the Chinese market and ability to successfully launch the most renowned PC-client and mobile games.”

“On May 24 we brought Blizzard Entertainment’s highly anticipated team-based first-person shooter game, Overwatch®, to players in China in conjunction with its global launch. Following the release, Overwatch has received unprecedented attention and praise from the online players’ community. It surpassed the sales record established last year by Blizzard Entertainment’s Diablo III®: Reaper of Souls™ in the category of buy-to-play PC-client games in China, with nearly 3 million copies sold by the end of June. In addition, Blizzard Entertainment’s Hearthstone®: Heroes of Warcraft™ achieved new records for revenues and the number of active players in the second quarter, following the April release of its third expansion pack, Whisper of the Old Gods™.”

“Led by the automobile, internet services and real estate sectors, advertising revenue achieved another quarter of solid growth. We continued to promote our Mobile News App live streaming services and further invested in high quality content and simultaneously, we launched our NetEase Media Platform to broaden our Professionally Generated Content (PGC) platform, all of which we hope will attract additional advertisers and enlarge the user base. In addition, our cross-border e-commerce platform, Kaola.com, sustained its strong revenue and gross profit margin growth through the second quarter and is creating exciting strategic partnership opportunities.”

“China is now the world’s largest online game market, providing NetEase an opportunity to further expand its loyal customer base, develop new strategic business partnerships and enhance its industry leadership position. Our progress in the first half of 2016 clearly demonstrates that we have the resources and commitment to continue the exceptional growth and success of each of our business segments,” Mr. Ding concluded.

Second Quarter 2016 Financial Results

Net Revenues

Net revenues for the second quarter of 2016 were RMB8,952.8 million (US$1,347.1 million), compared to RMB7,915.4 million and RMB4,567.9 million for the preceding quarter and the second quarter of 2015, respectively.

Net revenues from online games were RMB6,438.3 million (US$968.8 million) for the second quarter of 2016, compared to RMB6,015.1 million and RMB3,657.1 million for the preceding quarter and the second quarter of 2015, respectively.

Net revenues from advertising services were RMB531.1 million (US$79.9 million) for the second quarter of 2016, compared to RMB393.2 million and RMB427.7 million for the preceding quarter and the second quarter of 2015, respectively.

Net revenues from e-mail, e-commerce and others were RMB1,983.4 million (US$298.4 million) for the second quarter of 2016, compared to RMB1,507.1 million and RMB483.0 million for the preceding quarter and the second quarter of 2015, respectively.

Gross Profit

Gross profit for the second quarter of 2016 was RMB5,280.4 million (US$794.5 million), compared to RMB4,586.6 million and RMB2,845.6 million for the preceding quarter and the second quarter of 2015, respectively.

The year-over-year increase in online games gross profit was primarily driven by revenue contribution from mobile games such as the Fantasy Westward Journey and Westward Journey Online mobile games, Invincible, and Blizzard Entertainment’s Hearthstone: Heroes of Warcraft and Overwatch. The quarter-over-quarter increase in online games gross profit was primarily driven by revenue contribution from Blizzard Entertainment’s Hearthstone: Heroes of Warcraft and Overwatch, as well as the Fantasy Westward Journey mobile game.

The year-over-year increase in advertising services gross profit was primarily attributable to strong demand from the automobile, internet services and real estate services sectors, and NetEase’s monetization efforts for its mobile applications, primarily its Mobile News App. The quarter-over-quarter increase in advertising services gross profit was primarily due to seasonality.

The year-over-year and quarter-over-quarter increases in e-mail, e-commerce and others gross profit was primarily due to increased revenue contribution from NetEase’s e-commerce businesses such as Kaola.com and other e-commerce products.

Gross Profit Margin

Gross profit margin for the online games business for the second quarter of 2016 was 66.2%, compared to 67.1% and 69.3% for the preceding quarter and the second quarter of 2015, respectively. The year-over-year decrease in gross profit margin was mainly due to increased revenue contribution from mobile games, which have relatively lower gross profit margins, as a percentage of NetEase’s total online games revenues.

Gross profit margin for the advertising services business for the second quarter of 2016 was 65.5%, compared to 62.4% and 68.2% for the preceding quarter and the second quarter of 2015, respectively. The year-over-year decrease in gross profit margin was mainly due to higher staff-related costs resulting from an increase in headcount and average compensation. The quarter-over-quarter increase in gross profit margin was mainly due to seasonality.

Gross profit margin for the e-mail, e-commerce and others business for the second quarter of 2016 was 33.8%, compared to 20.4% and 4.2% for the preceding quarter and the second quarter of 2015, respectively. The year-over-year and the quarter-over-quarter improvement in gross profit margin was primarily attributable to the gross profit margin growth from NetEase’s e-commerce businesses such as Kaola.com, as well as the continued shift in business strategy from direct merchandise sales to focus on providing platform services for certain e-commerce businesses.

Operating Expenses

Total operating expenses for the second quarter of 2016 were RMB2,232.5 million (US$335.9 million), compared to RMB1,718.9 million and RMB1,395.2 million for the preceding quarter and the second quarter of 2015, respectively. The year-over-year and quarter-over-quarter increases in operating expenses was mainly due to higher staff-related costs resulting from an increase in headcount and average compensation, increased research and development investments and selling and marketing expenses, as well as increased operating expenses related to Kaola.com.

Income Taxes

The Company recorded a net income tax charge of RMB262.7 million (US$39.5 million) for the second quarter of 2016, compared to RMB530.7 million and RMB145.9 million for the preceding quarter and the second quarter of 2015, respectively. The effective tax rate for the second quarter of 2016 was 8.6%, compared to 17.5% and 9.2% for the preceding quarter and the second quarter of 2015, respectively. The quarter-over-quarter decrease in the effective tax rate was mainly due to the fact that certain subsidiaries of the Company were approved as Key Software Enterprises in the second quarter of 2016 and subject to a preferential tax rate of 10% for 2015, and the Company recognized related tax credits in this quarter. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income After Tax

Net income attributable to the Company’s shareholders for the second quarter of 2016 totaled RMB2.7 billion (US$409.4 million), compared to RMB2.5 billion and RMB1.4 billion for the preceding quarter and the second quarter of 2015, respectively. Non-GAAP net income attributable to the Company’s shareholders[1] for the second quarter of 2016 totaled RMB3.2 billion (US$484.6 million), compared to RMB2.7 billion and RMB1.6 billion for the preceding quarter and the second quarter of 2015, respectively.

During the second quarter of 2016, the Company had a net foreign exchange gain of RMB77.3 million (US$11.6 million), compared to net foreign exchange losses of RMB36.0 million and RMB21.7 million for the preceding quarter and the second quarter of 2015, respectively. The year-over-year and quarter-over-quarter changes in foreign exchange gains and losses were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$3.12 and US$3.10, respectively, for the second quarter of 2016. The Company reported basic and diluted earnings per ADS of US$2.81 and US$2.79, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$1.63 and US$1.62, respectively, for the second quarter of 2015. Non-GAAP basic and diluted earnings per ADS were US$3.70 and US$3.67, respectively, for the second quarter of 2016, compared to non-GAAP basic and diluted earnings per ADS of US$3.05 and US$3.03, respectively, in the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$1.82 and US$1.81, respectively, for the second quarter of 2015.

Quarterly Dividend

The board of directors has approved a dividend of US$0.78 per ADS for the second quarter of 2016, which is expected to be paid on September 9, 2016 to shareholders of record as of the close of business on August 31, 2016.

NetEase paid a dividend of US$0.73 per ADS for the first quarter of 2016 on June 3, 2016.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses and impairment on investment. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Other Information

As of June 30, 2016, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB29.8 billion (US$4.5 billion), compared to RMB26.8 billion as of December 31, 2015. Cash flow generated from operating activities was RMB3.3 billion (US$494.6 million) for the second quarter of 2016, compared to RMB3.1 billion and RMB835.9 million for the preceding quarter and the second quarter of 2015, respectively.

Share Repurchase Program

On September 1, 2015, the Company announced that its board of directors approved a new share repurchase program of up to US$500 million of the Company’s outstanding ADSs for a period not to exceed 12 months. NetEase plans to fund repurchases made under this program from available working capital. Under the terms of the approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to Securities and Exchange Commission (“SEC”) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1. As of June 30, 2016, the Company had repurchased approximately 1.5 million ADSs for approximately US$205.3 million under this program.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.6459 on June 30, 2016 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2016, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, August 17, 2016 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, August 18, 2016). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-888-663-2258 (international: 1-913-312-1453), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 8594354#. The replay will be available through August 31, 2016.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, advertising services, e-mail services and e-commerce platforms. In partnership with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone®: Heroes of Warcraft™, Diablo III®: Reaper of Souls™, Heroes of the Storm™, Overwatch® or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce services may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses and impairment on investment. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses and impairment on investment, which are non-cash charges or non-recurring in nature. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses and impairment on investment have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	June 30,	June 30,
	2015	2016	2016
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	6,071,487	5,257,160	791,038
Time deposits	14,593,291	14,448,972	2,174,118
Restricted cash	2,192,634	1,424,532	214,347
Accounts receivable, net	2,614,149	2,491,142	374,839
Prepayments and other current assets	3,513,275	4,439,099	667,946
Short-term investments	5,013,499	8,481,867	1,276,256
Deferred tax assets	410,589	406,267	61,130
Total current assets	34,408,924	36,949,039	5,559,674

Non-current assets:
Property, equipment and software, net	2,092,046	2,061,630	310,211
Land use right, net	238,878	595,033	89,534
Deferred tax assets	24,685	26,629	4,007
Time deposits	1,110,000	1,620,000	243,759
Restricted cash	1,200,000	2,550,000	383,695
Other long-term assets	2,082,897	1,962,768	295,335
Total non-current assets	6,748,506	8,816,060	1,326,541
Total assets	41,157,430	45,765,099	6,886,215

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	700,600	725,593	109,179
Salary and welfare payables	920,982	926,266	139,374
Taxes payable	736,214	935,372	140,744
Short-term loan	2,272,760	2,320,920	349,226
Deferred revenue	4,651,750	4,934,490	742,486
Accrued liabilities and other payables	2,218,330	2,772,496	417,174
Deferred tax liabilities	166,787	196,194	29,521
Total current liabilities	11,667,423	12,811,331	1,927,704

Long-term payable:
Deferred tax liabilities	81,434	42,752	6,433
Other long-term payable	84,974	200	30
Total liabilities	11,833,831	12,854,283	1,934,167

Total NetEase, Inc.’s equity	29,240,083	32,722,886	4,923,770
Noncontrolling interests	83,516	187,930	28,278
Total shareholders’ equity	29,323,599	32,910,816	4,952,048

Total liabilities and shareholders’ equity	41,157,430	45,765,099	6,886,215

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2015	2016	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	3,657,136	6,015,056	6,438,279	968,760
Advertising services	427,736	393,177	531,116	79,916
E-mail, e-commerce and others	483,033	1,507,123	1,983,428	298,444
Total net revenues	4,567,905	7,915,356	8,952,823	1,347,120

Total cost of revenues	(1,722,331)	(3,328,747)	(3,672,473)	(552,592)

Gross profit	2,845,574	4,586,609	5,280,350	794,528

Selling and marketing expenses	(696,188)	(781,888)	(1,169,523)	(175,977)
General and administrative expenses	(202,228)	(313,675)	(336,675)	(50,659)
Research and development expenses	(496,782)	(623,361)	(726,253)	(109,278)
Total operating expenses	(1,395,198)	(1,718,924)	(2,232,451)	(335,914)

Operating profit	1,450,376	2,867,685	3,047,899	458,614
Other income/(expenses):
Investment income/ (expenses), net	1,901	40,321	(231,627)	(34,853)
Interest income, net	156,653	136,631	117,858	17,734
Exchange (losses)/ gains	(21,682)	(36,028)	77,270	11,627
Other, net	562	23,685	35,425	5,330

Net income before tax	1,587,810	3,032,294	3,046,825	458,452
Income tax	(145,933)	(530,652)	(262,651)	(39,521)

Net income after tax	1,441,877	2,501,642	2,784,174	418,931
Net income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(17,557)	(40,848)	(63,566)	(9,565)
Net income attributable to the Company’s shareholders	1,424,320	2,460,794	2,720,608	409,366

Earnings per share, basic	0.43	0.75	0.83	0.12
Earnings per ADS, basic	10.83	18.70	20.75	3.12
Earnings per share, diluted	0.43	0.74	0.82	0.12
Earnings per ADS, diluted	10.77	18.56	20.62	3.10

Weighted average number of ordinary shares outstanding, basic	3,287,495	3,290,129	3,277,884	3,277,884
Weighted average number of ADS outstanding, basic	131,500	131,605	131,115	131,115
Weighted average number of ordinary shares outstanding, diluted	3,306,039	3,314,243	3,298,971	3,298,971
Weighted average number of ADS outstanding, diluted	132,242	132,570	131,959	131,959

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2015	2016	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,441,877	2,501,642	2,784,174	418,931
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,529	64,148	76,809	11,557
Impairment loss for investments	—	—	266,659	40,124
Share-based compensation cost	165,335	205,614	233,277	35,101
Allowance for/ (reversal of) provision for doubtful debts	280	(624)	2,645	398
(Gains)/ losses on disposal of property, equipment and software	(4)	(4)	1,638	246
Unrealized exchange losses/ (gains)	17,816	28,906	(95,078)	(14,306)
Deferred income taxes	(184,958)	(18,062)	49,846	7,500
Net equity share of loss from associated companies	24,748	16,528	30,318	4,562
Fair value changes of short-term investments	(25,534)	(53,437)	(70,058)	(10,542)
Changes in operating assets and liabilities:
Accounts receivable	(883,386)	197,291	(76,623)	(11,529)
Prepayments and other current assets	(1,344,935)	(360,727)	(566,484)	(85,238)
Accounts payable	2,509	257,966	(184,894)	(27,821)
Salary and welfare payables	100,892	(128,371)	133,655	20,111
Taxes payable	(22,015)	356,632	(157,372)	(23,680)
Deferred revenue	1,616,133	(69,092)	351,833	52,940
Accrued liabilities and other payables	(115,341)	94,348	506,469	76,209
Net cash provided by operating activities	835,946	3,092,758	3,286,814	494,563

Cash flows from investing activities:
Purchase of property, equipment and software	(332,099)	(244,114)	(262,090)	(39,436)
Proceeds from sale of property, equipment and software	214	526	903	136
Purchase of other intangible assets	(91)	—	—	—
Purchase of land use right	(2,557)	—	(60)	(9)
Net change in short-term investments with terms of three months or less	(38,192)	(1,823,812)	1,146,451	172,505
Purchase of short-term investments	(1,437,000)	(1,604,000)	(5,395,000)	(811,779)
Proceeds from maturities of short-term investments	1,066,140	1,938,493	2,392,993	360,071
Investment in associated companies	(157,532)	—	—	—
Transfer to restricted cash	(843,479)	(217,885)	(364,046)	(54,778)
Placement/rollover of matured time deposits	(3,907,368)	(3,160,893)	(3,638,198)	(547,435)
Proceeds from maturities of time deposits	6,915,647	3,562,570	2,936,840	441,903
Net change in other assets	(1,041,025)	3,011	(135,589)	(20,402)
Net cash provided by/ (used in) investing activities	222,658	(1,546,104)	(3,317,796)	(499,224)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2015	2016	2016	2016
	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loans	917,154	2,272,760	2,261,420	340,273
Payment of short-term bank loans	—	(2,272,760)	(2,261,420)	(340,273)
Capital contribution from noncontrolling interests shareholders	—	4	—	—
Repurchase of shares	—	(466,972)	(732,130)	(110,163)
Dividends paid to shareholders	(313,780)	(552,756)	(617,059)	(92,848)
Net cash provided by/ (used in) financing activities	603,374	(1,019,724)	(1,349,189)	(203,011)

Effect of exchange rate changes on cash held in foreign currencies	(12,007)	(13,884)	52,798	7,944
Net increase/ (decrease) in cash and cash equivalents	1,649,971	513,046	(1,327,373)	(199,728)
Cash and cash equivalents, beginning of the period	3,739,901	6,071,487	6,584,533	990,766
Cash and cash equivalents, end of the period	5,389,872	6,584,533	5,257,160	791,038

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	386,977	393,048	166,922	25,117
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	57,936	133,160	172,059	25,889

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2015	2016	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	3,657,136	6,015,056	6,438,279	968,760
Advertising services	427,736	393,177	531,116	79,916
E-mail, e-commerce and others	483,033	1,507,123	1,983,428	298,444
Total net revenues	4,567,905	7,915,356	8,952,823	1,347,120

Cost of revenues:
Online game services	(1,123,290)	(1,980,738)	(2,176,988)	(327,568)
Advertising services	(136,093)	(147,953)	(183,305)	(27,582)
E-mail, e-commerce and others	(462,948)	(1,200,056)	(1,312,180)	(197,442)
Total cost of revenues	(1,722,331)	(3,328,747)	(3,672,473)	(552,592)

Gross profit:
Online game services	2,533,846	4,034,318	4,261,291	641,192
Advertising services	291,643	245,224	347,811	52,334
E-mail, e-commerce and others	20,085	307,067	671,248	101,002
Total gross profit	2,845,574	4,586,609	5,280,350	794,528

Gross profit margin:
Online game services	69.3%	67.1%	66.2%	66.2%
Advertising services	68.2%	62.4%	65.5%	65.5%
E-mail, e-commerce and others	4.2%	20.4%	33.8%	33.8%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:        The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.6459 on the last trading day of June 2016 (June 30, 2016) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:        Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2015	2016	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	81,339	96,883	105,421	15,863
Operating expenses
- Selling and marketing expenses	8,943	10,993	13,229	1,991
- General and administrative expenses	25,914	45,291	54,645	8,222
- Research and development expenses	49,139	52,447	59,982	9,025

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2015	2016	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	1,424,320	2,460,794	2,720,608	409,366
Add: Share-based compensation	165,335	205,614	233,277	35,101
Impairment on investment	—	—	266,659	40,124
Non-GAAP net income attributable to the Company’s shareholders	1,589,655	2,666,408	3,220,544	484,591

Non-GAAP earnings per share, basic	0.48	0.81	0.98	0.15
Non-GAAP earnings per ADS, basic	12.09	20.26	24.56	3.70
Non-GAAP earnings per share, diluted	0.48	0.80	0.98	0.15
Non-GAAP earnings per ADS, diluted	12.02	20.11	24.41	3.67